SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: August 31, 2012

Press Release

The City of Dover, NH Selects OTI’s EasyPark™ System
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Dover is the first city in the Northeast of the U.S. to select EasyPark for public parking needs
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Rosh Pina, Israel and Iselin, NJ, August 30, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) announced today that its subsidiary, OTI America, Inc. was selected by the City of Dover, New Hampshire to deploy EasyPark™ electronic  parking information and payment system for the City.

Dover, NH, with a population of 29,000, follows additional cities and colleges, such as UC Davis and the City of Austin, that have been adopting EasyPark as their parking payment solution.
EasyPark is currently used in municipalities around the world, including Tel Aviv and Jerusalem in Israel, Lille and Lyon in France, Turin in Italy, and Bermuda. EasyPark was also recently launched at the campus of the University of California Davis in the U.S.

The EasyPark™ parking information and payment system is perfect for smaller towns allowing for:

•	Multiple municipalities to use one device;
•	Cost effective, modular implementation;
•	No additional investment in infrastructure required;
•	No maintenance or overhead costs like other systems;
•	May provide additional revenues to the municipality;
•	Easy and convenient solution for drivers.

EasyPark provides municipalities with a ‘one-stop-shop’ for all their parking information and payment needs. Designed to work within the budget constraints of today’s municipalities, EasyPark allows municipality to retain 100% of the parking revenues, while providing drivers with a convenient parking payment solution.

At the center of the system is the EasyPark in-vehicle device, which provides the most cost effective and secure solution for parking payment to date. By communicating with supporting information systems to provide real-time data for the driver and authorities, EasyPark eliminates the hassle for a driver to find a working meter, look for coins and then return to their vehicle with a receipt to place on their dashboard. EasyPark enables drivers to simply park and go.

Bill Simons, Parking Manager for the City of Dover noted that: “we are excited to add the availability of the EasyPark in-vehicle parking meter system as an enhancement to our paid parking program.  Not only are there numerous benefits for visitors and employees who use EasyPark, but the city will experience extended life on the moving parts of our meters, lower supply costs; as well as reduced labor needs to retrieve, sort and deposit coins.  The addition of other municipalities in the New England region will further enhance the benefits of the EasyPark system.”

“The unanimous decision by Dover’s Parking Commission to implement EasyPark highlights the mounting recognition by municipalities across the U.S. of EasyPark’s effectiveness in managing parking payment collection,” said Oded Bashan, OTI's Chairman and CEO. “With the implementation of EasyPark in Austin underway, the adoption of EasyPark by Dover is another important milestone in the expansion of EasyPark within the U.S., as Dover will be the first city to utilize EasyPark in the Northeast.”

“With many cities and towns looking for a simpler, more cost effective solution to manage their parking payment requirements, we anticipate that Dover will be a leader for the Northeast region and we look forward to working with other municipalities in the area that follow,” Mr. Bashan concluded.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI  could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the prospects of success from the introduction of our current and new parking solutions in Dover, NH. Forward-looking statements could be impacted by various factors which are beyond the company’s control, including and not limited to the risk factors that are discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI  believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI and/or OTI America disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Media Relations:
Joe McGurk/Elizabeth Austin
KCSA Strategic Communications
212.896.1241/212.896.1231
jmcgurk@kcsa.com/eaustin@kcsa.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com